EXHIBIT 99.2

ENTREE GOLD INC.
Unaudited pro forma statements of operations
Six months ended June 30, 2010
and
 Year ended December 31, 2009

ENTREE GOLD INC.
Notes to the Pro Forma Consolidated Statements of Operations
(Unaudited)
(Expressed in thousands of US dollars unless otherwise stated)

1. Basis of presentation
The unaudited pro forma consolidated statements of operations  of Entree Gold Inc. (“Entree” or “the Company”)  for the six month period ended June 30, 2010  and for the year ended December 31, 2009 have been prepared by management of Entree in accordance with accounting principles generally accepted in the United States (“US GAAP”) for illustrative purposes only, to show the effect of the acquisition of all of the outstanding ordinary shares and options (the “PacMag  Securities”) of PacMag Metals Limited which is more fully described in Note 3.

The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 have been compiled from and include:

a)	An unaudited pro forma combined statement of operations for the six months ended June 30, 2010 combining:

i)	the unaudited consolidated statement of operations of Entree for the six months ended June 30, 2010; and

ii)
the unaudited consolidated statement of operations of PacMag  for the six months ended June 30, 2010 as reconciled to US GAAP and presented in Australian dollars (“A$”), and has been translated to US dollars (“US$”) using the average exchange rate for the six months ended June 30, 2010, which was US$1.00 = A$1.1457 as compiled in Schedule I.

b)	An unaudited pro forma combined statement of operations for the year ended December 31, 2009 combining:

i)	the audited consolidated statement of operations of Entree for the year ended December 31, 2009; and

ii)
the annualized unaudited consolidated statement of operations of PacMag  for the year ended December 31, 2009 as reconciled to US GAAP and presented  in  A$  and has been translated to US$ using the average exchange rate for the year ended December 31, 2009, which was US$1.00 = A$1.2532 as compiled in Schedule II.

The unaudited pro forma combined statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2009.

Certain items in the PacMag consolidated statements of operations have been reclassified to be consistent with the classifications of Entree.

These unaudited pro forma consolidated statements of operations present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with US GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Entree which would have actually resulted had the transactions

ENTREE GOLD INC.
Notes to the Pro Forma Consolidated Statements of Operations
(Unaudited)
(Expressed in thousands of US dollars unless otherwise stated)

1. Basis of presentation (continued)

been effected on the dates indicated. Any potential synergies that may be realized upon consummation of the transactions have not been reflected in the unaudited pro forma consolidated financial statement information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated statements of operations should be read in conjunction with the audited December 31, 2009 and unaudited June 30, 2010 historical consolidated financial statements and notes of Entree and the audited June 30, 2010, audited June 30, 2009, unaudited  December 31, 2009 and unaudited December 31, 2008 historical consolidated financial statements and notes of PacMag.
.
2. Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Entree’s audited consolidated financial statements for the year ended December 31, 2009.  PacMag financial statements are prepared in accordance with Australian International Financial Reporting Standards and have been reconciled to US GAAP. In preparing the unaudited pro forma consolidated financial information a review of PacMag accounting policies was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after the integration of the acquisition is completed. The significant accounting policies of PacMag are believed to conform in all material respects with those of Entree, except as noted in the US GAAP reconciliations contained in the audited June 30, 2010 consolidated financial statements of PacMag and in Note 4 below.

3.  Acquisition

The Company  acquired all of the outstanding shares of PacMag Metals Limited (“PacMag”) on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 (the “Scheme Deed”), with PacMag, by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”). All outstanding options to purchase PacMag Shares were cancelled pursuant to the Schemes. Consideration for the PacMag Shares acquired was common shares of Entree Gold (“Entree Shares”), with the number issued based on a share exchange ratio of 0.1018 Entree Share for each PacMag Shares and CAD$0.0415 cash for each PacMag Share. Consideration for cancellation of PacMag Options was Entree Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price and time value for such PacMag Options and whether the PacMag Options were “in the money” or not. The Company issued an aggregate of 15,020,801 common shares in the capital of Entree Gold Inc, to former shareholders and option holders of PacMag.

The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, Entree acquired control of PacMag on June 30, 2010. As consideration, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for a total consideration of $35,768,281

ENTREE GOLD INC.
Notes to the Pro Forma Consolidated Statements of Operations
(Unaudited)
(Expressed in thousands of  US dollars unless otherwise stated)

4.  Pro forma assumptions and adjustments

Pro forma adjustments to consolidated statements of operations:
The unaudited pro forma consolidated statements of operations reflect the following adjustment as if the transaction with PacMag had occurred on January 1, 2009:

i.
To record additional exploration expense of $50,000 and $905,000 thousand during the six  months ended June 30, 2010  and the year ended December 31, 2009, respectively, to adjust for PacMag’s accounting policy of capitalizing exploration expenses to be consistent with Entree’s accounting policy of expensing these costs.

ii.
To reverse impairment on exploration exploration expenditure of $2.586,000 and $Nil during the six months ended June 30, 2010  and the year ended December 31, 2009, respectively, to adjust for PacMag’s accounting policy of recording impairment of previously capitalized exploration expenditures when evidence of impairment is evident expenses to be consistent with Entree’s accounting policy of expensing all exploration as incurred.

5. Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2009.

Schedule I
PACMAG METALS LIMITED
Compilation of statement of operations
For the six month period ended June 31, 2010
(Unaudited)

Schedule II
PACMAG METALS LIMITED
Compilation of statement of operations
For the year ended December 31, 2009
(Unaudited)